Contact: Robert J. A. Irwin
Tel: (716) 883-2428

ASA Limited Extends Tender Offer

BUFFALO, NY, July 7, 2008 ... ASA Limited (NYSE: ASA) today announced that it has extended the expiration date for its tender offer from 12:00 Midnight, Eastern time, on Friday, July 11, 2008, until 12:00 Midnight, Eastern time, on Friday, July 25, 2008. On June 13, 2008, ASA commenced a tender offer to purchase up to 2,400,000 of the Company’s issued and outstanding common shares at a price per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Company at the close of regular trading on the NYSE on the day the tender offer expires.

Also, it has come to the Company’s attention that the Offer to Purchase, dated June 13, 2008, and the related Letter of Transmittal erroneously stated that payments to "Non-U.S. Shareholders" for tendered shares would be subject to U.S. federal income tax withholding equal to 30% of the gross proceeds. There will be no such withholding. Corrected documents are available from the information agent; however, all tendering shareholders, including “Non-U.S. Shareholders,” still may use the original Letter of Transmittal, and payments to "Non-U.S. Shareholders" for tendered shares will not be subject to U.S. federal income tax withholding. The statements in the Offer to Purchase and the Letter of Transmittal regarding “backup withholding” remain unchanged, and, as disclosed therein, tendering noncorporate foreign shareholders still will need to complete and sign Form W-8, a copy of which may be obtained from the Depositary, to avoid backup withholding.

The error and correction discussed above do not affect "U.S. Shareholders."

All shares previously tendered and not withdrawn will remain subject to the Offer, subject to any right of any tendering shareholder to withdraw his or her shares.

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. The tender offer is being made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

D. F. King & Co., Inc. is the information agent for the tender offer. Shareholders who have questions about the tender offer, require assistance with the procedures to tender shares, or need additional or corrected copies of tender offer materials may call the information agent collect at (212) 269-5550 (for banks and brokers) or toll-free at (800) 549-6746.